

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

John Cotterell
Chief Executive Officer
Endava plc
125 Old Broad Street
London EC2N 1AR

      Re: Endava plc
          Form 20-F for the fiscal year ended June 30, 2021
          File No. 001-38607

Dear John Cotterell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Jaime Chase